Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. You should read the following discussion and analysis of our financial condition and results of operations together in conjunction with our interim consolidated financial statements and the notes to such financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K (this “Report”). In addition, the information in this Report should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), including the consolidated annual financial statements as of December 31, 2024, and their accompanying notes include therein, filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2025.

We report financial information under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Unless otherwise indicated, all references to the terms, “Swvl”, “we”, “us”, “our”, or the “Group” or “Company” refer to the business of Swvl Holdings Corp and its subsidiaries, “H1 2025” refers to the six-month period ending June 30, 2025, “H1 2024” refers to the six-month period ending 30 June 2024, “FY 2024” refers to the fiscal year of Swvl ended December 31, 2024, “FY 2023” refers to the fiscal year of Swvl ended December 31, 2023.

References to “U.S. dollars,” “USD” and “$” are to currency of the United States of America, and references to “EGP” are to the Egyptian Pound.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategy for our business, statements that contain projections of results of operation or of financial condition, risks and uncertainties expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Please see the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with these statements and for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report.

Overview

We are a technology-driven disruptive mobility company that aims to provide reliable, safe, cost-effective and environmentally responsible mass transit solutions. Our mission is to identify and solve inefficiencies associated with low-quality or sometimes non-existent public transportation infrastructure in urban areas that are in critical need of such services. Our technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through our Swvl platform, we provide thousands of riders per day with dynamic routing and a self-optimizing network of minibuses and other vehicles, helping people get where they need to go.

Components of Results of Operations

Revenue

Our revenue consists of two components: (i) a business-to-customer (“B2C”) component, representing the gross amount of fares charged to end-users of our platform, not including reductions of end-user discounts and promotions, sales refunds, uncollected cash and Sales waivers (as defined below); and (ii) a business-to-business (“B2B”) component representing contractual smart transportation services for our corporate customer’s employees through the Swvl application, which is referred to as ‘Transport as a service’ (“TaaS”) and ‘Software as a service’ (“SaaS”), which enables corporate customers to manage their own fleets more efficiently. For further details on our revenue recognition, please see the Revenue details in the subsection “Critical Accounting Estimates”.

Cost of Sales

Our cost of sales consists of costs directly related to delivering transportation services, which include payments to captains for operating our routes (net of any deductions, including any amount charged to captains on account of breach of terms of service), bonuses payable to captains, tolls and fines paid by Swvl. Our cost of sales does not include any depreciation or amortization expenses. Our depreciation and amortization expenses are almost exclusively attributable to non-revenue generating activities, including depreciation of our facilities and equipment which support our back-office operations and depreciation of right-of-use assets associated with corporate leases.

General and Administrative Expenses

Our general and administrative expenses primarily consist of personnel-related compensation costs including employee share scheme charges, professional services fees, technology costs, office costs, travel costs, depreciation, insurance, rent, bank fees, foreign exchange losses/gains, utilities, communication and other corporate costs. Our general and administrative expenses are expensed as incurred.

Sales and Marketing Costs

Our sales and marketing expenses primarily consist of growth marketing expenses, offline marketing expenses, personnel compensation expenses and the costs of credits offered to riders for referring new riders. Our sales and marketing costs are expensed as incurred.

Other Income/(expenses)

Our other income consists primarily of recovery of previously written off asset that were not expected to be recovered and rental incomea. Other expenses consist primarily of indirect tax expenses and other expenses not categorized elsewhere.

Finance Income and Finance Costs

Our finance income consists primarily of dividend interest income from bank deposits. Our finance costs consist primarily of lease finance charges and interest expense on financial liabilities.

Changes in Fair Value of Financial Liabilities

Changes in fair value of financial liabilities consist of the change in the fair value of the Group’s earnouts liabilities, certain warrant liabilities and change in fair value of deferred purchase price resulting from the acquisition of certain subsidiaries by the Group.

Income Tax Benefit

Income tax benefit primarily relates to the deferred tax asset created on tax losses incurred by the Company, which can be set off against future taxable income. We have deferred tax asset balances in Egypt as carried forward losses from the early years of operation, planned to be utilized against future taxable income.

Impact of Foreign Currency Translation

As we have operations in countries with different currencies, foreign currencies have an impact on our results of operations. The main impact of foreign currency fluctuations on us is from the change.

In our results of operations discussion below, we have provided certain comparisons both on an as reported and on a constant currency basis. The constant currency presentation, which is a non-IFRS measure, excludes the impact of fluctuations in foreign currency exchange rates. We believe that providing constant currency information provides valuable supplemental information regarding our results of operations and also provides a framework for assessing how our underlying business performed, excluding the effects of foreign currency rate fluctuations. We calculate constant currency percentages by converting our current period local currency financial results using the prior period exchange rates from the corresponding prior period, and compare these adjusted amounts to its prior period reported results. Amounts may not foot due to rounding.

A. Operating Results

Results of Operations

The following selected consolidated financial data is derived from the unaudited financial statements of the Company for H1 2025 and H1 2024, and should be read in conjunction with the information contained in our Annual Report for the year ended December 31, 2024, including the consolidated annual financial statements as of December 31, 2024, and their accompanying notes include therein, filed with SEC on April 2, 2025.

Our historical results are not necessarily indicative of the results of future operations. For a comparison of FY 2023 to the year ended December 31, 2022, see our Annual Report on Form 20-F for the fiscal year ending December 31, 2023 and the amendment thereto, filed with the SEC on April 30, 2024.

	For the period ended 30 June
($million)	2025	2024
Continued operations
Revenue	10.19	8.07
Cost of sales	(8.00)	(6.32)
Gross profit	2.19	1.74
General and administrative expenses	(2.90)	(5.45)
Selling and marketing expenses	(0.01)	(0.01)
Other expenses	(0.13)	(0.54)
Other income	0.43	0.27
Operating loss	(0.42)	(4.07)
Change in fair value of financial liabilities	0.84	(1.65)
Finance income	0.11	0.08
Finance cost	(0.09)	(0.05)
Profit/(loss) for the period before tax from continuing operations	0.43	(5.69)
Income tax benefit	—	—
Profit/(loss) for the period from continuing operations	0.43	(5.69)

Other comprehensive income
Exchange difference on translations of foreign operations	(1.40)	(4.71)
Total comprehensive loss for the period	(0.97)	(10.41)

H1 2025 Compared to H1 2024

	For the period ended June 30,
			H1 2024 - H1 2025
($ million)	2025	2024	% Change
Total Revenue	$10.19	$8.07	26%
Disaggregated by
Business to customer	$1.5	$2.07	(27)%
Business to business	$8.69	$6.0	45%

We disaggregate revenue by the type of customer served as follows: Revenue from Swvl Retail and Swvl Travel together is considered as B2C, and revenue from both TaaS and SaaS together is considered as B2B.

Revenues from B2C for H1 2025 were approximately $1.5 million, a decrease of approximately $0.56 million, or 27%, compared to H1 2024. The reason for the decrease was primarily due to the second quarter of FY 2024 having more public holidays, which serve as high volume days, further the devaluation of the EGP compared to the USD has negatively impacted our total revenue generated, as we have operated this business exclusively inside Egypt during both periods presented.

Revenues from B2B for H1 2025 were approximately $8.69 million, an increase of approximately $2.69 million, or 45%, compared to H1 2024. The increase was due to securing new client contracts across Egypt, Saudi Arabia and the United Arab Emirates, as part of our continued strategy that focuses on profitability and sustainable operations.

Further Analysis Using Constant Currency

During H1 2024 and H1 2025, 82.3% and 66.3% of our total revenues were generated in Egypt respectively. We continue to monitor the economic environment for changes impacting our business and have taken multiple measures such as expanding operations in Saudi Arabia, United Arab Emirates. We also plan to expand into other markets including the United States.

Had our business observed a constant currency from H1 2024 to H1 2025, our results of operations would have varied. We measure this variation to understand actual operating performance, without influence from currency exchange fluctuations.

The below table represents our H1 2025 revenue numbers using constant currency presentation. The currency is held constant as the average USD/EGP exchange rate, which was EGP 39.79 throughout H1 2024. This rate is used to translate all revenue generated in Egypt during H1 2025:

	Constant Currency Presentation
			H1 2024 - H1 2025
Constant currency, translated at EGP 39.79 per USD ($ million)	H1 2025	H1 2024	% Change
Total Revenue	$12.0	$8.07	48.8%
Disaggregated by
Business to customer	$1.92	$2.07	(7.16)%
Business to business	$10.08	$6.0	68%

In a constant currency presentation, our total revenue would be stated at $12.0 million, compared to $10.19 million on actual currency presentation, which represents a $1.81 million increase, or 17.8%.

Cost of Sales

	For the period ended June 30
			H1 2024 - H1 2025
($ million)	2025	2024	% Change
Cost of Sales	$8.00	$6.32	27%
Split into
Captain costs	$8.03	$6.35	26.5%
Captain bonuses	$0.01	$0.02	**
Captain deductions	$(0.04)	$(0.05)	**

*Amount is less than $10,000

** Percentage not meaningful

Cost of sales for H1 2025 was approximately $8.0 million, an increase of approximately $1.68 million, or 27%, compared to H1 2024. This increase is primarily on account of the new captain costs incurred to fulfill the new client contracts secured, and the increase is in-line with the increase in revenue.

General and Administrative Expenses

	For the period ended June 30
			FY 2024 - FY 2025
($ million)	2025	2024	% Change
General and administrative expenses	$2.90	$5.45	(47)%

General and administrative expenses for H1 2025 were approximately $2.9 million, a decrease of approximately $2.55 million, or 47% from H1 2024. This decrease is primarily due to a Restricted Share Unit grant to management where the award cost was recognized in H1 2024 at $2.03 million. The remaining decline is due to reducing our professional fees and technology costs, as well as a reduction in depreciation expense and other expenses.

Sales and Marketing Expenses

	For the period ended June 30
			H1 2024 - H1 2025
($ million)	2025	2024	% Change
Sales and marketing expenses	$0.01	$0.01	*

* Percentage not meaningful

Our sales and marketing expenses for both periods presented in the table above are negligible due to our strategy of continued profitability and sustainable operations. During FY 2022, we spent approximately $17.5 million on sales and marketing, which were mainly used to grow our B2C business, However, as we continue today to carefully curate our B2C portfolio for profitability, we have incurred minimal expenses on performance marketing and growth-related advertisements. We believe that we can continue to expand our B2C and B2B portfolio with minimal investments in sales and marketing, as we employ a wider array of tools and methods to attract new clients.

Other Expenses

	For the period ended June 30
			H1 2024 - H1 2025
($ million)	2025	2024	% Change
Other expenses	0.13	0.63	*

* Percentage not meaningful

Other expenses for H1 2025 were approximately $0.13 million, a decrease of approximately $0.5 million. This decrease is primarily due to the reduction of directors and officers’ insurance costs.

Other Income

	For the period ended June 30
			H1 2024 - H1 2025
($ million)	2025	2024	% Change
Other income	0.43	0.27	*

* Percentage not meaningful

Other income in H1 2025 was approximately $0.43 million, an increase of approximately $0.16 million. The increase is mainly due to rental income generated from subleasing our unused office spaces.

Change in fair value of financial liabilities

	For the period ended June 30
			H1 2024 - H1 2025
($ million)	2025	2024	% Change
Changes in fair value of financial liabilities	0.84	(1.65)	*

* Percentage not meaningful

Change in fair value of financial liabilities for H1 2025 was approximately a gain of $0.84 million, compared to a loss of $1.65 million in H1 2024. This gain is mainly due to certain warrants which were outstanding and held at a lower fair value as of June 30, 2025, compared to their fair value as of June 30, 2024, as our stock price was $4.22 per share on June 30, 2025, versus $6.36 on June 30, 2024.

Finance Income and Finance Cost

	For the period ended June 30
				H1 2024 - H1 2025
($ million)	2025	2024		% Change
Finance income	$0.11	$0.08	*	**
Finance costs	$(0.09)	$(0.05)		**

*Amount is less than $10,000 ** Percentage not meaningful

Finance income for H1 2025 was approximately $0.11 million. Finance income is mainly driven by dividend income generated from the Group’s cash sweep account and short-term treasury bills. On average, we maintained higher cash reserves during H1 2025 over H1 2024, hence the increase in our finance income.

Finance costs for H1 2025 were approximately $0.09 million, as compared to $0.05 million for H1 2024. Those costs are mainly interest expenses for financial leases and other financial liability.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents raised from our operating cash flows in Egypt, Kingdom of Saudi Arabia and the United Arab Emirates, which partially supported the day-to-day business and from the issuance of shares.

Our total assets exceeded total liabilities by approximately $0.71 million for H1 2025, compared to H1 2024, where total liabilities exceeded our total assets by approximately $2.13 million. We incurred a profit of approximately $0.43 million for H1 2025, and incurred a loss of approximately $5.69 million for H1 2024.

We have accumulated losses of approximately $339.4 million and $335.2 million as of June 30, 2025 and June 30, 2024, respectively.

To support our business plans, during FY 2023, we obtained additional financing amounting to $12 million by selling our Urbvan subsidiary ($9.5 million net of selling costs) and have issued 253,834 class A ordinary shares (the “Ordinary Shares”) through our equity financing line, amounting to $789,462. During FY 2023, we used these proceeds to continue to support our business and enter into agreements with prior creditors to extinguish our prior liabilities. Our cash and cash equivalents balance was $4.88 million and $4.96 million as of June 30, 2025 and June 30, 2024, respectively.

On November 17, 2024, we entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) for a private placement financing with certain investors, including certain members of our Board to purchase $4.7 million of our Ordinary Shares. Under the Securities Purchase Agreement, the investors agreed to purchase 981,211 of our Ordinary Shares, or pre-funded warrants in lieu thereof, at a purchase price of $4.79 per share. The investors in the offering also agreed to execute lock up and leak out agreements, pursuant to which they agreed to lock up the securities purchased in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchased for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

On February 10, 2025, the investors exercised their right to purchase additional securities pursuant to the Securities Purchase Agreement and purchased additional 417,537 of our Ordinary Shares at a purchase price of $4.79 per share. Such offering resulted in gross proceeds to the Company of $2.0 million. The investors also agreed  to execute lock up and leak out agreements, pursuant to which they agreed to lock up the securities purchase in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchase for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale..

On November 25, 2024, we obtained a sustainable credit facility with HSBC Bank in the amount of up to $0.6 million (subject to certain milestone conditions) aimed at financing our expansions and pipeline of contracts. This sustainable credit facility enables us to factor invoices with certain customers at our discretion, and we believe this allows us to have better management over the timing of our cash flows. As of June 30, 2025, we had approximately $0.01 million drawn down from this credit facility.

Our cash and cash equivalents consist primarily of cash held with banks or other financial institutions, which is not restricted as to withdrawal and use. Our cash and cash equivalents are primarily denominated in USD as well as in local currencies of the markets in which we operate.

We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date of this Report. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities.

Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, the expansion of sales and marketing activities, and the expansion of our business into new geographies and markets. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

We have an effective Form F-3 registration statement (File No. 333-279918), filed under the Securities Act of 1933, as amended, with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell in one or more offerings up to the total amount of $100,000,000 of our Ordinary Shares, par value $0.0025, warrants or units comprising a combination of Ordinary Shares and warrants. As of the date of this Annual Report we have not sold any Ordinary Shares under the registration statement on Form F-3.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the period ended June 30
($million)	2025	2024
Cash flow from/(used in):
Operating Activities	(0.25)	(0.52)
Investing Activities	(0.00)	0.37
Financing Activities	1.76	(0.34)
Net increase (decrease) in cash and cash equivalents	1.51	(0.49)

Operating Activities

During H1 2025, net cash used in operating activities was approximately $0.25 million, primarily consisting of profit before tax of approximately $0.43 million, adjusted for non-cash items of approximately $1.26 million. These adjustments mainly reflected depreciation of right-of-use assets and intangible assets, provision for employees’ end of service benefits, and a change in fair value of financial liabilities, partially offset by other non-cash income. Net impact from changes in working capital decreased operating cash flows by approximately $1.94 million, primarily driven by an increase in trade and other receivables of approximately $1.86 million and an increase in prepaid expenses and other current assets of approximately $0.01 million, partially offset by an increase in accounts payable, accruals and other payables of approximately $0.13 million and an increase in current tax liabilities of approximately $0.23 million.

During H1 2024, net cash used in operating activities was approximately $0.52 million, primarily consisting of approximately $5.69 million net loss, offset by adjustments of non-cash expenses, such as depreciation, amortization, and other non-cash loss for a total of $4.37 million. Net impact from changes in working capital also offset our net loss by approximately $0.81 million, which mainly consisted of an approximately $1.18 increase in trade and other receivables, an approximately $0.63 million increase in prepaid expenses and other current assets, and a reduction of accounts payable, accruals and other payables of approximately $0.7 million

Investing Activities

During H1 2025, we had minimal cash flows used in investing activities.

During H1 2024, we generated approximately $0.37 million net cash flows from investing activities from our sublease rental of our office in the Dubai, United Arab Emirates.

Financing Activities

During H1 2025, we had a $2.0 million inflow from our private placement offering as explained in this Report under Item B. “Liquidity and Capital Resources”, which was offset by a $0.24 million outflow pertaining to paying our finance lease liabilities, net of accretion.

Net cash used in financing activities was $0.34 in H1 2024, and pertains to our finance lease liabilities paid, net of accretion.

Holding Company Structure and Dividends

Swvl Holdings Corp is a holding company without substantive business operations. Swvl Holdings Corp conducts its operations primarily through its subsidiaries in the jurisdictions in which it operates. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries in certain jurisdictions may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met, and regulatory approvals are obtained. Even though we currently do not require any such dividends, loans, or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in our business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Capital Expenditures

During H1 2025 and H1 2024, we did not incur any capital expenditures other than the purchase of information technology equipment. Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops. While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received in connection with the Business Combination and cash from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.

Indebtedness

The Group does not currently have any long-term loans or convertible debts outstanding.

Off-Balance Sheet Arrangements

As of December 31, 2024, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of June 30, 2025.

	Payments Due by Period
($million)	<1 year	1-5 years	>5 years	Total
Convertible Notes	0	0	—	0
Lease Liabilities Commitments	0.32	0.49	—	0.81
Deferred and Contingent Consideration	0.65	—	—	0.65

C. Research and Development, Patents and Licenses

We have made, and will continue to make, significant investments in research, development and technology in an effort to improve our platform, to attract and retain drivers and riders, expand the capabilities and scope of our offerings, and enhance our customer experience. We review and target our research and development activities on an ongoing basis based on the needs of our business. For further details regarding our research and development costs, please refer to “Item 4.B. Business Overview” in our Annual Report.

D. Trend Information

For a discussion of the trends that affect our business, financial condition and results of operations, please see other portions entitled “Item 5.A. Operating Results” and “Item 3.D. Risk Factors” in our Annual Report..

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies reflect the more significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue

We recognize revenue in accordance with IFRS 15, which we adopted as of January 1, 2019. The Company derives its revenue principally from end-users who use the Swvl platform to access routes predetermined by the Company. Revenue for transport represents the gross amount of fares charged to the end-user for these services. The sole performance obligation of the Company is to provide transportation services to the end-users by integrating the use of the Swvl platform and a network of captains and vehicles registered on the platform. The end-users are charged for using transportation services (i.e. fare charges, net of the discounts and incentives) and are given various incentives (as discussed below). The Company recognizes revenue when its performance obligation towards the end-users has been satisfied (i.e. when the ride is completed). It is at that point in time that the end-user becomes liable to transfer the due consideration to the Company.

We evaluate the presentation of revenue on a gross versus net basis based on whether we control the service provided to the end-user and are the principal in the transaction (gross), or whether we arrange for other parties (operators and individual captains) to provide the service to the end-user and is the agent in the transaction (net). The Company considers itself a principal for the transportation services because it controls the services provided to riders.

End-user discounts and promotions

We offer discounts and promotions to end-users to encourage the use of our transportation services. These discounts and promotions are offered in various forms and include:

●	Targeted end user discounts and promotions. These discounts and promotions are offered to specific end-users in a market with a goal to acquire, re-engage or increase the end-users’ use of the platform. Because the end-user does not provide the Company with a distinct goods or services against these promotions and discounts, the Company deducts the amount of these promotions and discounts from the transaction price when recognizing revenue.
●	Free credits. We provide end-users booking intercity routes using Swvl’s Travel platform with free credits to encourage bookings of a two-way trip between origin and destination cities. Under Swvl’s free credit program, a credit is transferred to an end-user’s wallet on the Swvl application after the completion of the first trip. that the end-user can then consume while paying for the return trip. Because we provide the discount that is to be used in the future by the end-user, the free credit is recognized as a liability until it is redeemed by the end-user or the validity period of such credit lapses. However, this liability is not recognized when it is immaterial.
●	End-user referrals. End-user referrals are earned when an existing end-user (the “Referring end-User”) refers a new end-user (the “Referred End-User”) to the Swvl platform and the Referred End-User books their first ride on the platform. These referrals are typically paid in the form of a credit given to the Referring End-User. The Referring End-User is deemed to provide growth and marketing services to the Company as it provides a distinct good or service against the end-user referral discounts. As a result of this, the end-user referrals are recognized as sales and marketing costs.
●	Market-wide promotions. Market-wide promotions reduce the end-user fare charged for all or substantially all rides in a specific market in the form of discounts. As a result, we recognize the cost of these promotions as a reduction of revenue when the ride is completed.

Deferred tax

As we are incorporated in the British Virgin Islands, our profits from operations are not subject to taxation. However, certain subsidiaries of us are based in taxable jurisdictions such as Egypt, where they are liable for tax.

We record deferred tax to provide for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets have been recognized by a certain subsidiary of the us on their trading losses where utilization is probable, given that there are probable future taxable profits to offset against these losses. We continuously review the recoverability of the deferred tax asset for any significant changes to these assumptions.

Share-based payments

Our employees (including senior executives) received remuneration in the form of share-based payments starting in May 2017, whereby employees have rendered services as consideration for equity instruments (i.e., equity-settled transactions).

We have issued share-based payment awards, for which the “grant date” was not achieved, due to the absence of a formal approval of the terms and conditions of the grant that reflected the intent of this long-term incentive scheme. The award’s terms, however, included a condition that the employees would be eligible to exercise their vested options only on an exit event occurrence. If an employee leaves the Company before the exit event, the employee could exercise options on a pro-rata basis (based on the length of time that the employee has served since the award was granted). Therefore, the cost of awards is recognized in advance of the grant date, over the period in which services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period despite the Company’s awards being classified as equity-settled. The grant date was achieved subsequently in July 2021, when the formal terms and conditions were finalized by our Board, which will be communicated and clarified with the employees as part of the exit event. The cost is recognized in employee benefits expense, together with a corresponding increase in equity (other capital reserves). The cumulative expense recognized reflects our best estimate of the number of equity instruments that will ultimately vest.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of our best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award. The probability of an exit event occurring is a non-vesting condition and is included in the fair value of the awards, whose charge is amortized over the period in which services are rendered by the employees.

Risk Factors

In addition to the other information set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operation, you should carefully consider the risk factors discussed and set forth under Item 3.D. “Risk Factors” in our Annual Report, which could materially affect our business, financial condition, or future results.